SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

        For the month of: August, 2003   Commission File Number: 0-30816
                          ------------                           -------

                           AURORA METALS (BVI) LIMITED
                    ----------------------------------------
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                    ----------------------------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form  20-F  [X]          Form  40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AURORA  METALS  (BVI)  LIMITED

Date:  August 11, 2003              BY:    /s/  John  A.A.  James
       ---------------                     ----------------------
                                           John  A.A.  James
                                           President  and  Director

 Date:  August 11, 2003             BY:    /s/  A.  Cameron Richardson
        ---------------                    ---------------------------
                                           A.  Cameron  Richardson
                                           CFO  and  Director

CERTIFICATIONS

I, John A.A. James, certify that:

1.   I have reviewed this Form 6-K report of Aurora Metals (BVI) Limited;

2. Based on my knowledge, this Form 6-K report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  August  11,  2003               BY:     /s/  John  A.A.  James
       -----------------                       ----------------------
                                               John  A.A.  James
                                               President

I, A Cameron Richardson, certify that:

1.   I have reviewed this Form 6-K report of Aurora Metals (BVI) Limited;

2. Based on my knowledge, this Form 6-K report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  August 11, 2003               BY:    /s/  A.  Cameron  Richardson
       ---------------                      ----------------------------
                                            A.  Cameron  Richardson
                                            CFO

                                  EXHIBIT INDEX


Exhibit     Description  of  Exhibit:

            June 30, 2003 quarterly financial statements

                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial  Statements:

Consolidated Balance  Sheets             --  June 30, 2003 and December 31, 2002

Consolidated Statements of Operations    --  Six  Months Ended June 30, 2003

Consolidated Statements of Cash Flows    --  Six Months Ended June 30, 2003

AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)

Consolidated Balance Sheet
June 30, 2003
(Expressed in U.S. Dollars)                                June 30      December 31
(Unaudited)                                                  2003          2002
------------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                $     1,394   $     32,486

Prepaids and deposits                                              -              -
------------------------------------------------------------------------------------
Total current assets                                           1,394         32,486

Mineral property costs                                             -              -
------------------------------------------------------------------------------------
                                                         $     1,394   $     32,486
------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Liabilities

Current
Accounts payable and accrued liabilities                 $    26,346   $      2,268
------------------------------------------------------------------------------------
Total Liabilities                                             26,346          2,268

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
16,463,076 (Dec 2002 - 15,819,126) common shares             164,631        158,191
Additional paid-in capital                                 1,312,473      1,093,538
Accumulated (deficit) during the exploration stage        (1,502,056)    (1,221,511)
------------------------------------------------------------------------------------
Stockholders' equity (deficiency)                            (24,952)        30,218
------------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $     1,394   $     32,486
------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)

Consolidated Statement of Operations          Cumulative      Three months    Three months    Six months    Six months
(Expressed in U.S. Dollars)                 June 17, 1997        ended           ended          ended         ended
(Unaudited)                                 (inception) to      June 30         June 30        June 30       June 30
                                                             ----------------------------------------------------------
                                                June 30           2003            2002           2003          2002
                                                 2003
-----------------------------------------------------------------------------------------------------------------------

General and administrative expenses
Administrative and general                 $       125,181   $      46,990   $      26,559   $    49,494   $    36,554
Professional fees - accounting and audit           121,685          75,367           8,072        76,147         9,512
Professional fees - legal                          106,109             433               -         2,023         1,844
Consulting fees                                     38,751               -               -           255             -
Stock based compensation                             9,500               -               -             -             -
-----------------------------------------------------------------------------------------------------------------------
                                                   401,226         122,790          34,631       127,919        47,910
 Income
Project development expenses                       202,624         148,676          14,812       152,626        14,812
Exploration expenses                               898,206               -          15,263             -        81,925
-----------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                       (1,502,056)       (271,466)        (64,706)     (280,545)     (144,647)
-----------------------------------------------------------------------------------------------------------------------

Loss per share, basic and diluted                            $       (0.02)  $       (0.00)  $     (0.02)  $     (0.01)
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of
    common shares outstanding
    - basic and diluted                                         16,463,076      15,619,126    16,463,076    15,619,126
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements

AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)
                                                        Cumulative      Six months    Six months
Consolidated Statement of Cash Flows                  June 17, 1997       ended         ended
(Expressed in U.S. Dollars)                           (inception) to     June 30       June 30
                                                                       --------------------------
(Unaudited)                                              June 30           2003          2002
                                                           2003
-------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
Net loss for the period                              $    (1,502,056)  $  (280,545)  $ ( 144,647)
Adjustments to reconcile net loss to net cash used
in operating activities:
   -  stock based compensation                                 9,500             -             -
   -  issuance of stock for services                         243,375       225,375             -
Changes in assets and liabilities
   - prepaid expenses and deposits                                 -             -        23,512
   - accounts payable and accrued liabilities                126,346        24,078      (148,363)
-------------------------------------------------------------------------------------------------
                                                          (1,122,835)      (31,092)     (269,498)
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock                     1,124,229             -       249,999
-------------------------------------------------------------------------------------------------
                                                           1,124,229             -       249,999
-------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                                    1,394       (31,092)      (19,499)
Cash and cash equivalents, beginning of period                     -        32,486       131,362
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $         1,394   $     1,394   $   111,863
-------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes to the June 30, 2003 Consolidated Financial Statements
------------------------------------------------------------

Common  Shares  Outstanding

As at June 30, 2003, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 16,463,076 common shares issued and outstanding at June 30, 2003.

Stock  Options  Outstanding

At June 30, 2003 and December 31, 2002 the Company had the following options outstanding (a) 50,000 options with an exercise price of $0.35 per common share and (b) 1,100,000 options with an exercise price of $0.15 per common share.

Application of Critical Accounting Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its December 31, 2002 consolidated financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties Costs described in its December 31, 2002 consolidated financial statements for the Company's policy on exploration costs and expenses.

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls  and  Procedures

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F and in this Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 240.13a-14(c) and 240.15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.